                                                                       EXHIBIT D


                             DART GROUP CORPORATION

                 DART GROUP CORPORATION 1992 STOCK OPTION PLAN

                                 1998 AMENDMENT

          Pursuant to Section 17 of the Dart Group Corporation 1992 Stock Option Plan (the "Plan"), the Board of Directors hereby amends the Plan as follows:

          1. SECTION TEN is amended by adding at the end thereof the following:

          However, nothing in this Section Ten shall prevent a Participant from tendering his Options in exchange for cash pursuant to a tender offer by DGC Acquisition, Inc., a Delaware corporation ("DGC"), pursuant to an agreement and plan of merger entered into by and among the Company, Richfood Holdings, Inc., a Virginia corporation, and DGC Acquisition, Inc. (the "Merger Agreement").

          2. SECTION THIRTEEN is amended by adding at the end thereof the following:

          In the event of a tender offer by DGC pursuant to the Merger Agreement, Participants may tender their Options in connection with the tender offer in exchange for cash from DGC, for each share of stock that is subject to such holder's Options, equal to the difference between the price per share offered by DGC in the tender offer, and the per share exercise price of such holder's Options, which amount may be reduced by any required withholding tax. Option holders who do not participate in the tender offer will receive cash from DGC, for each share that is subject to such Options that have not been exercised or tendered as of the effective date of the merger, equal to the difference between the Merger Consideration (as defined in the Merger Agreement) per share payable to the Company shareholders who do not tender their stock in the tender offer and the per share exercise price of such Options, which amount may be reduced by any required withholding tax.

                                      D-1